Writer’s Direct Number: (425) 313-8203
Fax: (425) 313-6593

February 4, 2014

BY EDGAR

James Allegretto
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Mail Stop 3561
Washington, D.C. 20549

Re:	Costco Wholesale Corporation -- Form 10-K for the Fiscal Year Ended September 1, 2013, filed October 16, 2013 -- File No. 0-20355

Dear Mr. Allegretto:

In response to your letter of January 22 (the “Letter”), please see the discussion below, which corresponds to the numbered paragraphs in your letter.

Form 10-K for the Fiscal Year Ended September 1, 2013

Results of Operations, page 19

Membership Fees, page 20

1.
Tell us what consideration you gave to disclosing your member renewal rates by class of membership and discussing the fees from executive memberships with the related amount of executive reward incurred in MD&A. In this regard, tell us why you offset executive reward rebates with sales as opposed to membership fees. If you don’t believe such an analysis of membership fees would be useful to your investors, please explain in detail. Given that membership fees fluctuations flow directly to pre-tax net income, please also ensure you discuss membership fee revenue changes between fee increases and changes in the volume of memberships. Lastly, explain to us how you calculate your membership renewal rates. In this regard, we read your disclosure on page 6 which states, “[T]he renewal rate is a trailing calculation that captures renewals during the period seven to eighteen months prior to the reporting date.” Explain to us why the renewals are being captured over a period of up to eighteen months prior to the reporting date. An example illustrating the calculation may be beneficial to our understanding.

Response:
Our membership renewal rates are not materially different between our two types of memberships, Goldstar and Business, which include Executive upgrades. Our worldwide renewal rate of 86% as disclosed in our 2013 Form 10-K was comprised of Business and Goldstar renewal rates of 90% and 85%, respectively. Therefore, we do not believe it would be meaningful to investors to disclose them separately.
We evaluate the 2% executive reward program (Program) based upon the guidance in Accounting Standards Codification (ASC) Topic 605-25, Revenue Recognition - Multiple-Element Arrangements. It states that “arrangement consideration shall be allocated among the separate units of accounting.” We have concluded that the Program represents an arrangement that includes the right to earn a 2% reward, up to an annual maximum reward amount, from making qualifying purchases at Costco. The amounts earned under the Program by Costco executive members making qualifying purchases are not based on the annual executive membership fee, the reward that can be earned can be many multiples of the underlying annual membership fee. Although the executive membership gives the member the opportunity to earn a reward under the Program, the reward itself is only earned

James Allegretto, Senior Assistant Chief Accountant
United States Securities and Exchange Commission
February 4, 2014

if the member makes qualifying purchases at Costco. Furthermore, the executive membership does not need to be renewed in order to redeem any rewards previously earned under the Program. We have therefore concluded that the separate units of accounting inherent in the Program include the initial qualifying merchandise purchase generating a reward, deemed to be the delivered item, and the earned reward, the undelivered item. The consideration received from the qualifying merchandise purchase (i.e. sale) generating the reward is allocated between the two units of account, the sale and the reward, for the purposes of revenue recognition. Since rewards earned impact sales and therefore gross margin, as disclosed in our 2013 Form 10-K, and management reviews the impact of this Program relative to gross margin, we discuss the financial impact of this Program in conjunction with our gross margin analysis.
We believe that we have discussed the impact of fee increases and changes in the volume of memberships. We disclosed in our 2013 Form 10-K that the increase in membership fee revenue was primarily due to raising our annual membership fees (which occurred in November 2011 and January 2012 for new members and renewals, respectively) and membership sign-ups at both existing and new warehouses. We further disclosed that the fee increases had a positive impact on membership fee revenues of approximately $119 million in 2013. The remainder of the revenue increase is primarily related to increases in volume of new members. In addition, we disclosed that the remaining impact of increasing the membership fee will be immaterial to our 2014 results to inform the reader that the impact in future reporting periods would be significantly different than the current reporting period.
We calculate our membership renewal rate using a trailing calculation as disclosed in our 2013 Form 10-K. Based on historical data, we have determined that of the members who renew their annual Costco membership, nearly all do so within six months of the expiration date. As such, measuring renewals only at the point of expiration would not provide investors an accurate picture of our renewal activity. Our calculation is designed to capture and quantify the percentage of those memberships that have had a full six months to renew. By using memberships expiring seven to eighteen months prior to the reporting date, we are able to capture a full annual membership cycle. Memberships that have an expiration date in the six months prior to the end of our reporting period are excluded from this calculation, regardless of whether or not they have been renewed.
For example, our renewal rate calculation as of September 1, 2013 included all memberships that had expired between March 2012 and February 2013. These represented the base (i.e. denominator) of memberships used to evaluate the renewal rate. Using that same membership base, to the extent the membership has been renewed as of the most recent month-end prior to the reporting date, it is included in the renewal count used as the numerator. This calculation yields the reported renewal rate. We believe our methodology is the most effective method for measuring our membership renewal rate. More importantly, it has been consistent in our reports, allowing investors to make accurate comparisons period over period.

2012 vs. 2011, page 21

2.
Please tell us what is meant when you cite “investment in merchandise pricing” as the reason for the decrease in gross margin. If this represents price discounting, you should make that clear in future similar situations.

Response:

This phrase means 1) reducing prices on key items to drive sales and 2) holding prices steady in an environment of cost increases instead of passing the increases on to our members. Accordingly, it would not be accurate to use the phrase “price discounting,” in addition to the fact that in some sense “price discounting” is what our entire business is about.
Selling, General and Administrative Expenses, page 22

3.
You state in your overview that “The higher our comparable sales exclusive of currency fluctuations, the more we can leverage certain of our selling, general and administrative expenses, reducing them as a percentage of sales and enhancing profitability.” Please discuss SG&A in MD&A on an absolute basis in addition to relative to sales.

James Allegretto, Senior Assistant Chief Accountant
United States Securities and Exchange Commission
February 4, 2014

Response:
A substantial portion of our selling, general, and administrative expense (SG&A) is attributable to payroll and benefits for our warehouse employees, credit card processing and bank charges, and utilities, which are largely variable and correlate to sales. We believe that a discussion of the absolute dollar changes in these expenses is not meaningful without reference to the underlying change in sales. By discussing deviations in these expenses relative to sales we are able to provide a clear and straightforward disclosure of the reason for such changes.

To the extent that there are material changes in our SG&A expenses that generally do not vary with sales, the most significant of which are depreciation and stock-based compensation, we have historically described the impact of those changes. For example, we disclosed the negative impact of increases in stock compensation expense and higher central operating costs predominantly related to the modernization of our information systems.

We believe our discussion of SG&A as a percentage of sales provides a meaningful discussion which enables investors to understand our results. We believe any further discussion of the absolute dollar changes beyond what we have historically disclosed would result in duplicative information and would not promote further understanding of our results.
Consolidated Statements of Comprehensive Income, page 38

4.
Please refer to your foreign currency translation adjustment and other, net line item. Please provide the disclosure required by ASC 220-10-45-12 in future filings or tell us why you believe such information is not required.

Response:
We considered the disclosure required by ASC 220-10-45-12 and determined the amounts potentially requiring disclosure to be immaterial, approximately $2.0 million, and are expected to be immaterial in future periods.

Revenue Recognition, page 46

5.
You state in your description of business that “In keeping with our policy of member satisfaction, we generally accept returns of merchandise.” You further disclose in your financial statements that sales returns are net of the estimated net realizable value of merchandise inventories to be returned and any estimated disposition costs. Given your liberal return policy, please advise how value is realized from merchandise returned including whether you are able to pass on the costs of returns back to specific suppliers. Please also quantify the amount of sales returns netted against sales for the past 3 years and explain the reason for the 10% increase in the sales return reserve. Finally, tell us whether sales are reduced by amount of the estimated gross sales returns or the margin effect of such sales. We may have further comment.

Response:
There are three ways that value is realized from merchandise that is returned. The first is that many returned items are still saleable. For these items, we realize value by returning the product to inventory, and then selling the product again to our members. Second, certain inventory can be returned to the vendor that initially sold us the product. Many of our vendor agreements allow for returned items to be returned to the vendor for a full refund of our purchase price. The remainder of returns are disposed of. When possible, we sell these items to salvager companies, and recoup some portion of the initial cost of the items.
All merchandise returns reduce net sales at the time merchandise is returned. In addition, we reduce net sales by the gross amount of the estimated future merchandise returns on sales recognized through the end of the reporting period. At the end of fiscal years 2011, 2012, and 2013, the amounts netted against sales for expected future returns were $418 million, $467 million, and $493 million, respectively. The sales return reserve approximates the gross margin related to the expected future merchandise to be returned in addition to an estimate of disposition costs for merchandise that will be disposed of or salvaged.
The 10% increase in the sales returns reserve between fiscal 2012 and 2013 was primarily driven by the 6% increase

James Allegretto, Senior Assistant Chief Accountant
United States Securities and Exchange Commission
February 4, 2014

in net sales. In addition, our estimate of the percentage of returned merchandise to be disposed of or salvaged increased based on historical experience.

Stock Repurchase Programs, page 49

6.	Please disclose the cost flow assumption by which shares repurchased are deducted from additional paid-in capital and returned earnings.

Response:
Repurchases of our common stock are made at market value as of the repurchase date. In accordance with ASC 505-30-30-8, the excess of the repurchase price over par value is allocated between additional paid-in capital and retained earnings. The amount allocated to additional paid-in-capital is based on the estimated price at which the shares had been sold, representing the total shares outstanding and the current value of additional paid-in-capital. The remaining amount is recorded to retained earnings. We believe we have made all the disclosures required under ASC 505-30-50.

Note 12 - Segment Reporting, page 62

7.
You disclose your business is classified by management into three reporting segments. Further, we note your 2014 first quarter earnings transcript where you state, “[I]n terms of sales comparisons geographically, for the first quarter, the better performing regions in the U.S. were in the Southeast, Midwest, and Texas. Internationally, in local currencies, the better performing countries were Canada, Mexico, and Australia.” Please provide us with your analysis under ASC 280 that supported disclosing all operations as three reportable segments.

Please include the following information in your response:

•	the operating segments you have identified in accordance with ASC 280-10-50-1 through 50-9,

•
if applicable, the basis for aggregating identified operating segments into three reportable segments given the aggregation criteria in ASC 280-10-50-11 and quantitative thresholds in ASC 280-10-50-12.

•	how the aggregation of all of your operations into three reportable segments complies with the aggregation criteria, and

•	the process through which your chief operating decision maker reviews information to make decisions about resources to be allocated to your segments and assess their performance.

Response:
Our business model as described in our 2013 Form 10-K is consistently applied in each country in which we operate. Within the U.S., we have eight regions that are consolidated into three U.S. divisions, each with an Executive Vice President (EVP) who reports directly to our President and CEO, who we have determined to be our chief operating decision maker (CODM). We have two regions in Canada that consolidate into the Canadian division, which is managed by an EVP that reports directly to our CODM. Finally, each of the other countries in which we operate is managed by a separate country manager who reports to an EVP that reports directly to our CODM. Each of these other countries represents a separate division. The EVP’s managing our divisions, along with the other country managers, execute our corporate strategy as determined by our CODM. On a periodic basis, separate financial results for each division in the U.S., Canada, and in our other international divisions are provided to our CODM for purposes of assessing each division’s performance.
The use of three divisions for our U.S. operations allows for an efficient execution of the decisions and objectives of the CODM. The regional structure allows for more effective operational management, ensuring that our warehouses are given the appropriate support. Investment decisions are not made by region. Instead, investment decisions are made by our CODM regardless of region. For example, the decision to open a warehouse is made based upon a number of factors which include the availability of real estate (regardless of division, region or country) and projected rates of return regardless of location. Based upon the guidance in ASC 280-10-5-1 through 50-9, the manner in which resource allocation decisions are made, and the divisional reporting structure for purposes of assessing performance, we have concluded that each division represents an operating segment to be evaluated

James Allegretto, Senior Assistant Chief Accountant
United States Securities and Exchange Commission
February 4, 2014

for aggregation.
For purposes of assessing whether our three U.S. divisions may be aggregated into a single operating segment, we evaluated the following aggregation criteria outlined in ASC 280-10-50-11:

1.
Products available for sale within a particular warehouse are generally sourced by the respective centralized buying teams, regardless of division. As a result, the nature of the merchandise is similar at all warehouses, regardless of division within the U.S., which sell nationally branded and selected private label products in a wide range of merchandise categories.

2.
Each U.S. division has similar economic characteristics as the warehouse operations execute the same concept of high volume sales, low cost, and similar margins. Furthermore, the financial metrics of these divisions are similar, largely directionally consistent, and follow the same general economic consumer trends for the U.S. We expect these divisions to continue to experience comparatively consistent results in the future.

3.	The type and class of member is similar across all Costco warehouses in the U.S. which offer both individual and business memberships.

4.	The method of distributing products in the U.S. is similar through no-frills, self-service warehouse facilities. These facilities use the same general prototype for design and layout.
Furthermore, for purposes of evaluating the aggregation of the U.S. divisions, we considered the objective of the segment disclosure as stated in ASC 280-10-55-7c which is “…to provide information about the different types of business activities in which a public entity engages and the different economic environments in which it operates to help users of its financial statements better understand the public entity’s performance, better assess its prospects for future net cash flows, and make more informed judgments about the public entity as a whole.” We believe that an aggregated presentation of financial information related to our U.S. divisions achieves this objective. We have therefore concluded that the U.S. divisions may be aggregated into one operating segment and are then evaluated for reporting separate financial information following the quantitative thresholds of ASC 280-10-50-12.
Based upon the quantitative guidance in ASC 280-10-50-12, we have concluded that the U.S. and Canada operating segments are each reportable segments as understood in ASC 280-10-50-10. Furthermore, we applied the guidance in ASC 280-10-50-14 which states that total external revenue of the reportable segments identified must constitute 75% or more of the total consolidated revenue. Our U.S. and Canadian reportable segments meet this reporting requirement. None of our individual operating segments outside of the U.S. and Canada meet the quantitative thresholds in ASC 280-10-50-12. Considering the guidance in ASC 280-10-50-15, we have determined that it is appropriate to aggregate the other operating segments into an “all other” category as our Other International reportable segment.

James Allegretto, Senior Assistant Chief Accountant
United States Securities and Exchange Commission
February 4, 2014

As you requested, we acknowledge that: the Company is responsible for the adequacy and accuracy of the disclosures in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please contact me if you have any questions or further comments.
Sincerely,
COSTCO WHOLESALE CORPORATION
/s/ RICHARD A. GALANTI
Richard A. Galanti
Executive Vice President and
Chief Financial Officer